UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 1, 2017

IAC/INTERACTIVECORP

(Exact name of registrant as specified in charter)

Delaware	0-20570	59-2712887
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

555 West 18th Street, New York, NY	10011
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 314-7300

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01  Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On May 1, 2017, Angie’s List, Inc., a Delaware corporation (“Angie’s List”), IAC/InterActiveCorp, a Delaware corporation (“IAC”), Halo TopCo, Inc., a Delaware corporation and wholly owned subsidiary of IAC (“NewCo”), and Casa Merger Sub, Inc.,  a Delaware corporation and a direct wholly owned subsidiary of NewCo (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, prior to the effective time of the Merger (the “Effective Time”), IAC will contribute its HomeAdvisor business, along with certain cash, to NewCo in exchange for shares of NewCo Class B common stock (the “Contribution”).  At the Effective Time, Angie’s List will become a subsidiary of NewCo through a subsidiary merger in which the outstanding shares of Angie’s List common stock will be converted into shares of NewCo Class A common stock and/or cash (the “Merger”).  NewCo will be renamed ANGI Homeservices Inc. and will apply to list its Class A common stock on the NASDAQ.  The Merger Agreement was unanimously approved and adopted by the respective boards of directors of IAC and Angie’s List.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each outstanding share of common stock of Angie’s List will be converted into the right to receive, at the holder’s election (i) in the case of a share of Angie’s List common stock with respect to which an election to receive a share of NewCo Class A common stock has been properly made and not revoked or lost, one (1) share of NewCo Class A common stock (the “Share Consideration”), or (ii) in the case of a share of Angie’s List common stock with respect to which an election to receive cash has been properly made and not revoked or lost, $8.50 in cash, without interest (the “Cash Consideration”) (subject to the proration provisions described below).  Elections by Angie’s List stockholders for Cash Consideration will be subject to proration procedures set forth in the Merger Agreement such that Angie’s List stockholders will receive no more than $130 million of cash consideration in the aggregate.  Angie’s List stockholders that do not make an election will be treated as having elected to receive the Share Consideration. Angie’s List stock options and restricted stock unit awards outstanding immediately prior to the Effective Time will be converted into corresponding awards with respect to NewCo Class A common stock with the same terms and conditions as applied prior to the Effective Time. Certain performance based restricted stock units will convert to time vesting assuming “target” performance.

There is no requirement for the Angie’s List stockholders to receive any Cash Consideration in the Merger; if no Angie’s List stockholder elects to receive the Cash Consideration, 100% of the consideration paid in the Merger will be in the form of NewCo Class A common stock.  Following the completion of the Merger, depending on the number of Angie’s List stockholders electing to receive Cash Consideration, former Angie’s List stockholders will hold NewCo Class A common stock representing between approximately 10% and 13% of the value and less than 2% of the total voting power of NewCo’s stock, and IAC will hold NewCo Class B common stock representing between approximately 87% and 90% of the economic interest and approximately 98% of the total voting power of NewCo’s stock.

The Merger Agreement contains customary representations and warranties made by Angie’s List concerning its businesses and the IAC parties concerning the HomeAdvisor businesses, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (2) the amendment and restatement of organizational documents, (3) the acquisition, disposition and transfer of assets, (4) the entry into material contracts, and (5) the issuance, sale, pledge or encumbrance of capital stock.  The Merger Agreement also prohibits Angie’s List from soliciting competing acquisition proposals. Angie’s List may provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal if the board of directors of Angie’s List determines that such acquisition proposal constitutes or would reasonably be expected to lead to Superior Proposal (as defined in the Merger Agreement) and that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties.

The completion of the Merger is subject to customary conditions, including, among others, (1) the approval of the Merger by Angie’s List stockholders, (2) the expiration of the Hart-Scott-Rodino Act waiting period, (3) the absence of an injunction by any governmental entity or law prohibiting the transactions contemplated by the Merger Agreement and (4) the registration statement to be filed by NewCo on Form S-4 having been declared effective by the Securities and Exchange Commission (the “SEC”).  Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) the accuracy of the representations and warranties of the other party, subject in most instances, to a Material Adverse Effect qualification (as defined in the Merger Agreement), (2) the material compliance by each party with its obligations under the Merger Agreement, (3) the absence of any Material Adverse Effect on the Angie’s List businesses (in the case of the obligation of the IAC parties to complete the transactions) and HomeAdvisor businesses (in the case of the obligations of Angie’s List to complete the transactions), and (4) the receipt of opinions from each party’s legal counsel with respect to the federal income tax treatment of certain aspects of the transaction.  Angie’s List’s obligation to complete the Merger is further conditioned on the Contribution and the issuance of NewCo Class B common stock to IAC having been completed in accordance with the Contribution Agreement (as defined below).

The Merger Agreement further provides certain termination rights for Angie’s List and IAC, including if (1) the Merger has not been consummated on or prior to February 1, 2018 (the “End Date”), (2) Angie’s List stockholders fail to approve the Merger, (3) an injunction or legal prohibition against the transactions contemplated by the Merger Agreement becomes final and non-appealable, or (4) an IAC party or Angie’s List breaches the Merger Agreement in a manner that cannot be cured by the End Date or is not cured within 20 business days of receipt of notice.  In certain circumstances, Angie’s List has the right to terminate the Merger Agreement to enter into a definitive agreement providing for a Superior Proposal after compliance with the procedures specified in the Merger Agreement, including the right of IAC to propose changes to the Merger Agreement to the Angie’s List board of directors.  If the Merger Agreement (1) is terminated by Angie’s List to enter into another agreement providing for a Superior Proposal or (2) is terminated by IAC because the board of directors of Angie’s List changes its recommendation in favor of the Merger, a termination fee of $20 million will be payable by Angie’s List to IAC.  The termination fee will also be payable by Angie’s List to IAC if the Merger Agreement is terminated based on a failure of the Angie’s List stockholders to approve the Merger or the failure of the Merger to have occurred before the End Date or if IAC terminates the Merger Agreement based on an uncured material breach of covenants or other obligations by Angie’s List and, in each case, both (a) an alternative proposal to acquire at least 50% of Angie’s List common stock or assets is publicly disclosed or has been privately made to the Angie’s List board of directors and not withdrawn by the date specified in the Merger Agreement in relation to the termination of the Merger Agreement and (b) within nine months of such termination, Angie’s List enters into a definitive agreement providing for a transaction involving the acquisition of at least 50% of Angie’s List common stock or assets or consummates such a transaction.

The Merger Agreement provides that the initial board of directors of NewCo will consist of ten directors, with six directors designated by IAC, two independent directors designated by IAC and two directors selected by Angie’s List from the Angie’s List board of directors (to include Angie R. Hicks and Thomas R. Evans, if they continue to be able and willing to serve).  The Chairman of the NewCo board will be Joey Levin, the current Chief Executive Officer of IAC, and the Chief Executive Officer of NewCo will be Chris Terrill, the current Chief Executive Officer of HomeAdvisor, Inc.

The summary of the Merger Agreement in this Current Report on Form 8-K is qualified by reference to the full text of the Merger Agreement, which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms.  It is not intended to provide any other financial information about Angie’s List, IAC, NewCo, Merger Sub, or their respective subsidiaries and affiliates.  The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors.  Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of factors or conditions of Angie’s List, IAC, NewCo, Merger Sub, their respective subsidiaries and affiliates, or the HomeAdvisor businesses.  In addition, such representations and warranties (1) will not survive the Effective Time, unless otherwise specified in the Merger Agreement, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.  Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Angie’s List, IAC, NewCo or their respective subsidiaries and affiliates.  The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Angie’s List, IAC, NewCo, or their respective subsidiaries and affiliates, the Merger Agreement and the transactions contemplated therein that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement of Angie’s List and a prospectus of NewCo, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of Angie’s List, IAC and NewCo make with the SEC.

The Contribution Agreement

The Merger Agreement provides for IAC and NewCo to enter into a contribution agreement (the “Contribution Agreement”) immediately prior to the closing of the transactions, whereby IAC will separate IAC’s HomeAdvisor business from

IAC’s other businesses and cause the HomeAdvisor business including its assets and liabilities to be transferred to NewCo prior to the Effective Time.  In exchange for the HomeAdvisor business and cash to fund the aggregate Cash Consideration payable in the Merger, NewCo will issue to IAC shares of Class B common stock of NewCo.

The summary of the Contribution Agreement included in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the Contribution Agreement attached as Exhibit F to the Merger Agreement, which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Investor Rights Agreement

The Merger Agreement provides for IAC and NewCo to enter into an investor rights agreement (the “Investor Rights Agreement”) immediately prior to the closing of the transactions, which will provide IAC with customary demand and piggyback registration rights relating to shares of NewCo common stock as well as certain anti-dilution protections with respect to stock in NewCo.  The Investor Rights Agreement further will provide that IAC will retain the right to nominate a certain number of NewCo directors corresponding to its degree of economic and voting interest in NewCo. Additionally, until and excluding the annual meeting of NewCo stockholders to be held in 2020, the two NewCo directors selected from the Angie’s List board of directors will, if able and willing, continue to serve on the NewCo board, and IAC will not effect any squeeze out transaction under Section 253 of the Delaware General Corporation Law without obtaining the prior approval of a committee of independent directors of NewCo, and certain other provisions related to the foregoing shall continue in effect during such period.

The summary of the Investor Rights Agreement included in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the Investor Rights Agreement attached as Exhibit E to the Merger Agreement, which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Tax Sharing Agreement

The Merger Agreement provides for IAC and NewCo to enter into a tax sharing agreement (the “Tax Sharing Agreement”) immediately prior to the closing of the transactions, which provides that, with respect to any consolidated or combined tax return including both IAC and NewCo entities, NewCo will generally be responsible for the taxes that NewCo and its subsidiaries would have owed on a standalone basis.  The Tax Sharing Agreement further provides that NewCo will generally be responsible for adjustments to the historic tax liabilities of the HomeAdvisor entities.  The Tax Sharing Agreement also requires NewCo to take any action reasonably requested by IAC to consummate a tax-free distribution of NewCo’s stock by IAC to its stockholders (a “Distribution”), and contains customary covenants and indemnification provisions that apply in the event of a Distribution (including limitations on certain actions by NewCo during the two-year period following a Distribution).

The summary of the Tax Sharing Agreement included in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the Tax Sharing Agreement attached as Exhibit J to the Merger Agreement, which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Employee Matters Agreement

The Merger Agreement provides for IAC and NewCo to enter into an employee matters agreement (the “Employee Matters Agreement”) immediately prior to the closing of the transactions, which will provide that NewCo will retain all liabilities associated with current and former employees of, and employee benefit plans maintained by, the HomeAdvisor business, Angie’s List and NewCo.  The Employee Matters Agreement also will provide that, among other things, (1) following the Effective Time, NewCo’s employees will participate in IAC’s employee benefit plans, the cost of which will be reimbursed by NewCo, (2) HomeAdvisor equity awards held by current or former HomeAdvisor employees will be converted into corresponding awards with respect to NewCo Class A common stock and otherwise retain the same terms and conditions as applied prior to the conversion, (3) NewCo will reimburse IAC for the cost of any IAC equity awards held by NewCo employees and former employees (either in cash or by issuing additional shares of NewCo Class B common stock), and (4) IAC may elect to cause stock-settled equity awards in certain HomeAdvisor subsidiaries to be settled in either shares of IAC common stock or in shares of NewCo Class A common stock, and NewCo will reimburse IAC for the cost of additional shares of IAC common stock so issued (either in cash or by issuing additional shares of NewCo Class B common stock).

The summary of the Employee Matters Agreement included in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the Employee Matters Agreement attached as Exhibit G to the Merger Agreement, which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Services Agreement

The Merger Agreement provides for IAC and NewCo to enter into a customary services agreement (the “Services Agreement”) immediately prior to the closing of the transactions, pursuant to which IAC will provide certain of the services that it has historically provided to the HomeAdvisor business to NewCo.  The scope and term of such services will be determined on a service-by-service basis and the fees associated with the provision of these services will be calculated based on NewCo’s use of IAC’s human resources and facilities.

The summary of the Services Agreement included in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the Services Agreement attached as Exhibit I to the Merger Agreement, which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Intercompany Loan Agreement

The Merger Agreement provides for IAC and NewCo to enter into one or more intercompany loan agreements (each, an “Intercompany Loan Agreement”) immediately prior to the closing of the transactions, pursuant to which IAC will provide the funds necessary at the Effective Time to repay the outstanding balance under Angie’s List’s existing credit agreement.  NewCo and its subsidiaries may also request further advances from IAC following Effective Time to cover general corporate purposes such as the provision of working capital, which IAC in its discretion may agree to provide on the terms set forth in an Intercompany Loan Agreement.

The summary of the Intercompany Loan Agreement included in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the Intercompany Loan Agreement attached as Exhibit H to the Merger Agreement, which is included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01  Financial Statements and Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and among Angie’s List, Inc., IAC/InterActiveCorp, Halo TopCo, Inc. and Casa Merger Sub, Inc., dated as of May 1, 2017.*

*                 Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IAC hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  The use of words such as “anticipates,” “estimates,” “expects,” “plans” and “believes,” among others, generally identify forward-looking statements.  These forward-looking statements include, among others, statements relating to: IAC’s and/or NewCo’s future financial performance, IAC’s and/or NewCo’s business prospects, strategy and anticipated trends in the industries in which IAC’s and/or NewCo’s businesses operate, or will operate, and other similar matters.  These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.  In light of these risks and uncertainties, these forward-looking statements may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements.

In addition to factors previously disclosed in IAC’s and Angie’s List’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance:  (1) the occurrence of any event, change or other circumstances that could give rise to right of one or both of the parties to terminate the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against IAC, NewCo, Merger Sub or Angie’s List; (3) the failure to obtain the necessary stockholder approval or to satisfy any of the other conditions to the proposed transactions on a timely basis or at all; (4) the possibility that the anticipated benefits of the proposed transactions are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the HomeAdvisor business and Angie’s List or as a result of changes in the economy and competitive factors in the areas where the HomeAdvisor business and Angie’s List do business;

(5) the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (6) diversion of management’s attention from ongoing business operations and opportunities; (7) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transactions; (8) changes in asset quality and credit risk; (9) the potential liability for a failure to meet regulatory requirements; (10) potential changes to tax legislation; (11) the potential effect of the announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with employees, customers and competitors; (12) the ability to retain key personnel; and (13) changes in local, national and international financial market, insurance rates and interest rates.  Forward looking statements speak only as of the date they are made and IAC, NewCo and Angie’s List do not intend, and undertake no obligation, to update any forward-looking statement.

Important Additional Information

Investors and security holders are urged to carefully review and consider each of IAC’s, NewCo’s and Angie’s List’s public filings with the SEC, including but not limited to, if applicable, their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.  The documents filed by IAC and NewCo with the SEC may be obtained free of charge at IAC’s website at http://www.iac.com or at the SEC’s website at https://www.sec.gov.  These documents may also be obtained free of charge from IAC by requesting them in writing to IAC Investor Relations, 555 West 18th Street, New York, NY 10011, or by telephone at 1-212-314-7400.

The documents filed by Angie’s List with the SEC may be obtained free of charge at Angie’s List’s website at http://www.investor.angieslist.com or at the SEC’s website at https://www.sec.gov.  These documents may also be obtained free of charge from Angie’s List by requesting them in writing to Investor Relations, Angie’s List, Inc., 1030 East Washington Street, Indianapolis, Indiana 46202, or by telephone at 1-888-888-5478.

In connection with the proposed transaction, NewCo intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Angie’s List and a prospectus of NewCo, and each party will file other documents regarding the proposed transaction with the SEC.  Before making any voting or investment decision, investors and security holders of Angie’s List are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction.  A definitive proxy statement/prospectus will be sent to the stockholders of Angie’s List seeking the required stockholder approval.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from IAC or Angie’s List as described in the paragraphs above.

Participants in the Solicitation

IAC, NewCo, Angie’s List and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Angie’s List’s stockholders in connection with the proposed transactions.  Information about the directors and executive officers of IAC is set forth in the definitive proxy statement for IAC’s 2017 annual meeting of stockholders, as previously filed with the SEC on May 1, 2017.  Information about the directors and executive officers of Angie’s List and their ownership of Angie’s List common stock is set forth in the definitive proxy statement for Angie’s List’s 2017 annual meeting of stockholders, as previously filed with the SEC on April 28, 2017.  Angie’s List stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.  Free copies of these documents may be obtained as described in the paragraphs above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IAC/INTERACTIVECORP

By:	/s/ Gregg Winiarski
Name:	Gregg Winiarski
Title:	Executive Vice President,
General Counsel and Secretary

Date: May 2, 2017

EXHIBIT INDEX

Number	Description
2.1	Agreement and Plan of Merger by and among Angie’s List, Inc., IAC/InterActiveCorp, Halo TopCo, Inc. and Casa Merger Sub, Inc., dated as of May 1, 2017.

*                 Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IAC hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.